UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number 001-43454

Chilwa Minerals Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Cadell Buss

Chief Executive Officer and Managing Director

Level 28, 140 St Georges Terrace

Perth, WA 6005

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On October 9, 2026, Chilwa Minerals Limited filed with the Australian Securities Exchange an announcement titled Mpyupyu West HMS Resource Drilling Update, which announcement is attached hereto as Exhibit 99.1, and is incorporated herein by reference. On September 30, 2026, Chilwa Minerals Limited filed with the Australian Securities Exchange an announcement titled Financial Report For the Year Ended 30 June 2026, which announcement is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

This report on Form 6-K (including any exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or prospectus under the Securities Act of 1933 except as may be expressly set forth by specific reference in such registration statement or prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Chilwa Minerals Limited

/s/ Susan Park
Susan Park
Company Secretary

Dated: October 9, 2026

INDEX TO EXHIBITS

Item
99.1	Mpyupyu West HMS Resource Drilling Update, dated October 9, 2026, filed by Chilwa Minerals Limited with the Australian Securities Exchange
99.2	Australian Annual Report, dated September 30, 2026, filed by Chilwa Minerals Limited with the Australian Securities Exchange

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